Filed by Desktop Metal, Inc.

(Commission File No.: 001-38835)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Desktop Metal, Inc.

(Commission File No.: 001-38835)

Date: September 5, 2023

The following press release was released by Desktop Metal, Inc. on September 5, 2023.

Desktop Metal Announces Special Meeting of Stockholders to Vote on Proposed Merger with Stratasys

Combination with Stratasys Presents Significant Growth Opportunities and Value Creation for Stockholders

Proxy Materials for Special Meeting Mailed to Stockholders

Desktop Metal Board Unanimously Recommends Shareholders Vote “FOR” the Merger Proposal

Visit www.NextGenerationAM.com for More Information

BOSTON--(BUSINESS WIRE)--Desktop Metal, Inc. (NYSE: DM), a global leader in additive manufacturing technologies for mass production, today announced that it will hold a special meeting at 9:00 a.m., Eastern Time, on Thursday, September 28, 2023 for consideration and voting on the previously-announced merger agreement with Stratasys Ltd. (Nasdaq: SSYS).

Desktop Metal has commenced mailing proxy materials to stockholders to vote on proposals related to the previously announced merger with Stratasys. DM stockholders of record at the close of business on July 31, 2023 will be entitled to vote at the special meeting.

The Desktop Metal board of directors unanimously recommends that Desktop Metal stockholders vote "FOR" the merger proposal.

“As we first stated back in May, the combination of Stratasys and Desktop Metal unites the polymer strengths of Stratasys with the complementary industrial mass production leadership of Desktop Metal and our breakthrough technologies, such as binder jetting,” said Ric Fulop, Founder and CEO of Desktop Metal. “The combined company will create the first Additive Manufacturing company that will be at scale — targeted to generate more than $1.6 billion in revenue and more than $300 million of adjusted EBITDA in 2026 at base case, for a targeted pro forma margin of 20%. Together, we expect to be able to offer customers end-to-end solutions from designing, prototyping, and tooling to mass production and aftermarket operations across the entire manufacturing lifecycle. We remain as committed as ever to our goal of ushering in a new era of AM 2.0, so that it can deliver meaningful sustainability improvements and once-unthinkable innovations.”

Desktop Metal believes the transaction provides these expected strategic and financial benefits:

•	Category leader at scale

o	Transaction establishes first additive manufacturing company to achieve comprehensive scale across full manufacturing lifecycle — polymers, metals, ceramics and more

o	Combination creates $1.6B+ revenue platform to lead AM industry into mass production

•	Complementary Product Portfolios

o	Brings together fully complementary additive manufacturing platforms with minimal overlap

o	Combined company will have a broad product portfolio and attractive positions across multiple additive manufacturing technologies and solutions

o	More than 50% of pro forma combined company revenue expected to be derived from end-use-parts manufacturing and mass production

•	Robust Innovation and Technology Expertise

o	Combined company will have one of the largest R&D and engineering teams in the industry with over 800 scientists and engineers focused on driving innovation across a differentiated materials library

o	Transaction brings together complementary IP portfolios with more than 3,400 patents and pending patent applications

•	Diversifies Customer Base Across Industries and Applications

o	Combined company is expected to have one of the largest global go-to-market networks in 3D printing, backed up by premier customer support capabilities

o	Combination will create significant cross-sell potential for recognizable brands

•	Opportunities for Meaningful Synergies

o	The combined company is expected to generate approximately $50 million in additional run rate cost synergies by 2025[1]

o	The combined company is expected to generate an additional $50 million in annual run-rate revenue synergies by 2025 from enhanced market access[1]

•	Robust Financial Profile

o	Combined company is targeting $300M+ adjusted EBITDA in 2026, representing a ~20% margin

o	Combined balance sheet will be well-capitalized to drive future growth

As previously announced on May 25, 2023, subject to the terms and conditions of the merger agreement, Stratasys and Desktop Metal will combine in an all-stock transaction, in which Desktop Metal stockholders will receive 0.123 ordinary shares of Stratasys for each share of Desktop Metal Class A common stock. The closing of the transaction is expected to occur in the fourth quarter of 2023, subject to receipt of required regulatory approvals and satisfaction or waiver of the other conditions to completion of the merger.

[1]	Based on management estimates. Run-rate synergies expected to be realized by CY 2025E.

Desktop Metal stockholders who need assistance in completing the proxy card, need additional copies of the proxy materials or have questions regarding the upcoming special meeting may contact Desktop Metal’s proxy solicitor, D.F. King & Co., Inc., by phone at (877) 478-5045 or (212) 269-5550 or by email at DM@dfking.com.

About Desktop Metal

Desktop Metal (NYSE:DM) is driving Additive Manufacturing 2.0, a new era of on-demand, digital mass production of industrial, medical, and consumer products. Our innovative 3D printers, materials, and software deliver the speed, cost, and part quality required for this transformation. We’re the original inventors and world leaders of the 3D printing methods we believe will empower this shift, binder jetting and digital light processing. Today, our systems print metal, polymer, sand and other ceramics, as well as foam and recycled wood. Manufacturers use our technology worldwide to save time and money, reduce waste, increase flexibility, and produce designs that solve the world’s toughest problems and enable once-impossible innovations. Learn more about Desktop Metal and our #TeamDM brands at www.desktopmetal.com.

Use of Non-GAAP Financial Measures

This communication contains non-GAAP financial measures, including Adjusted EBITDA. In addition to Desktop Metal's results determined in accordance with GAAP, Desktop Metal's management uses this non-GAAP financial information to evaluate the Company's ongoing operations and for internal planning and forecasting purposes. The presentation of these financial measures is not intended to be considered in isolation, or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. We believe that this non-GAAP financial information, when taken collectively, may be helpful to investors in assessing Desktop Metal's operating performance; however, investors are cautioned that there are material limitations associated with the use of non-GAAP measures as an analytical tool. Our computation of these measures, especially Adjusted EBITDA, may be different from computations used by other companies, limiting their usefulness for comparative purposes. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA on a supplemental basis. Investors should not rely on any single financial measure to evaluate our business. Desktop Metal has not provided a reconciliation of Adjusted EBITDA targets to net income because estimates of all of the reconciling items cannot be provided without unreasonable efforts.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys and Desktop Metal, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission (the “SEC”), and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form F-4 and joint proxy statement/prospectus that were filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Reports of Foreign Private Issuer on Form 6-K that published its results for the quarter and six months ended June 30, 2023, which it furnished to the SEC on August 9, 2023, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, Stratasys filed with the SEC a registration statement on Form F-4 (SEC File No. 333-272759) that includes a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. The registration statement was declared effective by the SEC on August 25, 2023. Stratasys and Desktop Metal filed the definitive joint proxy statement/prospectus with the SEC on August 28, 2023. The definitive joint proxy statement/prospectus was mailed to shareholders of Stratasys and stockholders of Desktop Metal on or around August 28, 2023. This press release is not a substitute for the definitive joint proxy statement/prospectus or any other document that Stratasys or Desktop Metal may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH, OR FURNISHED TO, THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Stratasys are available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal are available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2023 Annual General Meeting of Shareholders, which was furnished to the SEC on July 12, 2023, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

Investor Relations
Jay Gentzkow
(781) 730-2110
jaygentzkow@desktopmetal.com

Media Relations
Sarah Webster
sarahwebster@desktopmetal.com
(313) 715-6988